

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

December 2, 2008

Mr. Donald A. Merril
Vice President and Chief Financial Officer, Myers Industries, Inc.
1293 S. Main Street
Akron, OH 44301

Re: **Myers Industries, Inc**
    Form 10-K for the year ended December 31, 2007
    Definitive Proxy Statement, March 20, 2008
    Form 10-Q for the quarter ended June 30, 2008
    File No. 1-8524

Dear Mr. Merril:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202) 551-3709, Edward M. Kelly, Senior Counsel, at (202) 551-3728, Pamela A. Long, Assistant Director, at (202) 551-3760 or to the undersigned at (202) 551-3768.

           Sincerely,

           John Cash
           Branch Chief